Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – January 2020

Mumbai, February 3, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for January 2020

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN 2019	JAN 2020	JAN 2019	JAN 2020	JAN 2019	JAN 2020
Micro	NANO	0	0	0	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR, ALTROZ	11013	11672	11007	9747	83	28
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	6077	3693	5649	3382	88	77
UV2	SAFARI, HARRIER	1361	911	861	719	8	3
UV3	ARIA, HEXA	513	153	309	46	5	0
V1	MAGIC EXPRESS	639	379	684	0	0	0
V2	ACE MAGIC, MAGIC IRIS	976	397	670	429	51	92
N1- A1	ACE, ACE EX, ACE Zip	11914	14312	12656	13903	375	455
N1- A2	Super ACE, TATA207, XENON, Winger DV	3633	2566	3963	3038	433	461
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	360	128	39	45	9	56
M2- A2	Winger 14 seats, SFC407, CityRide	265	393	449	421	6	28
N2- A1	SFC407, LPT407	903	774	1773	1541	119	66
N2- A2	SFC709, LPT709	1719	1067	515	393	46	145
N2- A3	LPT9109	857	756	1514	623	153	167
N2- A4	LPT1109	1002	650	1197	1270	355	84
M3- A2	LP709, SFC410, LP410	792	837	761	653	85	66
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	499	850	604	612	64	199
M3- C2	LPO1512, LPO1612, Starbus, Divo	613	842	570	1506	211	197
N3- A1	LPT1613, LPK1616, SK1613	3966	2787	1435	1290	924	313
N3- B1(a)	LPT2518, LPK2518	3328	2482	3728	2433	173	116
N3- B1(b)	LPT3118	6597	2682	4828	1810	39	31
N3- B2(b)	LPS3518. LPS3015, LPS3516	300	144	218	187	35	21
N3- B2(d)	LPS4018, LPS4023	1181	371	1042	439	7	3
N3- B2(e)	LPS4928	548	719	443	755	1	12

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.